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Veteran-owned
Flying Leap Vineyards & Distillery

Winery

342 Elgin Rd.
Elgin, AZ 85611
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $75,000 invested.
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THE PITCH
Flying Leap Vineyards & Distillery is seeking investment to purchase an automated bottling line at our winery (equipment purchase), add an extension onto our winery to accommodate it.
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INVESTOR PERKS

Flying Leap Vineyards & Distillery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Brandies Tease Invest $10,000 or more to qualify. Unlimited available

For investors who invest at least $10,000, we will throw in a gratis bottle of 6-yr, cask aged V.S.O.P. Brandy and a companion bottle of 6-yr, cask aged V.S.O.P. "Nachbrenner" Spiced Brandy. This offer may not be combined with other incentives.

Fine Wine Upper Invest $25,000 or more to qualify. Unlimited available

All investors who invest a minimum of $25,000 will receive from us a case of our finest wines (retail value approximately $1,000). We can ship it to you, provided you have a shipping address in AZ, CA, DC, MN or WA (we can only ship wine to these states), or alternatively the investor can pick up their case at our winery at their convenience. This perk may not be combined with other perks.

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OUR STORY

Flying Leap was founded as an Arizona farming company, originally envisioned as a wine grape grower in southeastern Arizona with a mission to supply quality wine grapes to the nascent Arizona wine industry. The company expanded into wine production in 2013 and distillation of spirits in 2016. A wholesale program was started in 2018, and in 2021-2022 the company began a substantial production expansion phase to sustain growth in its regional wholesale program.

Winemaking begins in 2011, originally from fruit purchased from California growers and produced by way of custom-crush with a neighboring winery. Fruit from the company's Arizona vineyards was first harvested and vinified on-site in 2013.
Retail sales commence in 2013 with the purchase of the Canelo Hills winery estate
Distillation envisioned in 2013 as a way of managing variable grape harvests
Distillery completed in 2016, distillation begins that Fall
Third Arizona vineyard planted in 2016 - "Block3" containing Ugni Blanc & Cabernet Sauvignon
Production & cellaring expansion begins in 2021
Full vertical integration - farming/production/cellaring/retail/wholesale achieved, with rolling stock of aged wines and spirits released to market
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A PHOTO TOUR OF OUR PROPERTIES

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OUR MISSION

Flying Leap grows an array of wine grapes on our ranches in southern & southeastern Arizona, and we produce a broad portfolio of ultra premium wines and distilled craft spirits from our harvests.

Quality Always, Without Compromise
Innovation, Creativity Abound
Competitive Advantage, Always
Good Stewards of the Land, Air & Water
Provide good jobs & benefits to our people, promote an ethical culture
Truth, Unucompromising in Labeling, Packaging and Production Openness
Patience, Proper Aging - Quality Before Profits

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INTENDED USE OF FUNDS

Funds obtained from Mainvest investors will be used to purchase an automated bottling line at our winery (equipment purchase), add an extension onto our winery to accommodate it and pay for utility enhancements (plumbing, electrical & mechanical) required to operate the new line.

Straight congifuration automated bottline line will increase the amount of wine we can bottle in a given work period - put simply, automation allows us to bottle wine faster and with less labor;
Current bottling line can bottle 450 cases of wine (unlableled) in an 8-hr day and requires 40-60 man-hrs of labor. Affixing labels during these manual bottling operations reduces daily throughput by 50%. The new bottling line is fully-automated, allowing for bottling 1,000 cases of wine in an 8-hr day using just 20 man-hrs of labor;

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THE COMPETITION

Flying Leap is unique in the Arizona farm winery & craft distillery industry primarily in the degree of vertical integration the company has achieved, providing the company with a much broader portfolio than its competitors and scaled production with lower cost structure. These are Flying Leap's most lucrative competitive advantages. The company also is competitive in the wholesale market, having grown from zero to a broad portfolio of over 300 accounts in the state of Arizona using a stand-alone self-distribution model, company brand reps and a statewide product delivery network. The business's broad balance of cash flows provides critical diversification, which is an important element of the company's ongoing success and meteoric growth in the Arizona wine and spirits markets.

Arizona's winery and distillery industries are small by national standards, with just 125 farm winery and 29 craft distillery licensees statewide.
In retail, Flying Leap competes in a concentration of farm wineries in the Sonoita/Elgin wine region, comprising approximately 20 farm winery licensees and about 13 tasting rooms. The cluster effect of a winery locale & destination fosters mutual marketing synergies that benefit all.
In wholesale, Flying Leap is the only Arizona farm winery and craft distillery with a substantial, commercial-scale self-distribution program established. This includes brand representation, logistics and marketing.
In agricutlure, Flying Leap's vineyards are among the state's largest production base, providing the company with ample fruit supply to feed its own production needs and provide for a surplus to sell to other wineries. Flying Leap's vineyards also produce the state's most valuable total crop load, with a diverse downstream production chain including wines, bulk fruit, and distilled spirits.
In production, Flying Leap is able to convert its harvests into both wine and distilled spirits, which allows Flying Leap more flexibility in the use of its harvest. Ultimately, the ability to distill a portion of our harvest increases the value of the harvest and maximizes the value per pound of harvested grapes.
In production, Flying Leap has one of the state's most (if not the most) robust, comprehensive and optimal wine and spirits production facilities

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THE TEAM

Mark Beres
President & CEO

Mark Beres is the President, Chief Executive Officer & co-founder of Flying Leap, a southern-Arizona vineyard, winery, distillery and distribution company headquartered in Tucson. The company operates four grape vineyards in southern and southeastern Arizona and has been farming grapes in Arizona since 2011. A native of Washington State, Mark grew up in Walla Walla, one of Washington’s most exclusive winegrowing regions – his formative years spent steeped in agriculture and ranching. He has several years of successful large-scale commercial viticulture experience, including all aspects of vineyard development, operations and harvesting. Mark is a 1991 graduate of the United States Air Force Academy with a degree in Aerospace Engineering and served our nation as a pilot, with more than 3,800 hours flying a diverse array of aircraft in multiple roles. He graduated from the US Naval Test Pilot School and finished out his career as a developmental test pilot. Mark retired from military service in 2006 and moved to Arizona, where he worked for Raytheon doing both air breathing engine design, development and testing work for multiple programs across Raytheon's missile portfolio. A highly successful entrepreneur, Mark leads Flying Leap’s core teams – agriculture, production, sales & marketing, and investor relations.

J. Michael Talarek
Executive Vice President

Mike is hails from the state of Michigan. At Flying Leap, he focuses on enhancing the customer's experience. Mike has multiple degrees from the University of Michigan, including an Masters in Business. His experience is a balance between the necessary agility to bring products to market quickly and leveraging corporate best practices to effectively scale and sustain the company's growth. Mike is helping FLV achieve success with our Phase 2 Business Expansion Plan, as well as many projects across the company, including expanding our Arizona Rub barbecue products. Mike is skilled at process optimization, and he is an invaluable resource for organizing the company's diverse workflows for efficiency.

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Q&A
What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 12 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 12 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 12 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

This is a preview. It will become public when you start accepting investment.

2010
Founded
20 people
Employees
$76
Average Ticket Size
$3,600,000
Projected Annual Revenue
14,000 people
Social Media Followers
72%
Gross Margin
1.7%
Monthly Growth
$380,000
Cash on Hand
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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Acquire automated bottling line $43,513
Architecture & Design Fees $16,250
Plumbing & Electrical Work $10,174
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,826,103	$3,960,000	$4,237,200	$4,449,060	$4,582,531
Cost of Goods Sold	$769,247	$1,320,000	$1,412,400	$1,483,020	$1,527,510
Gross Profit	$2,056,856	$2,640,000	$2,824,800	$2,966,040	$3,055,021

EXPENSES

Rent	$118,655	$121,621	$124,661	$127,777	$130,971
Salaries and wages	$647,538	$907,345	$970,859	$1,019,401	$1,049,982
Management Compensation	$132,731	$185,985	$199,003	$208,953	$215,221
Taxes & Licenses	$118,655	$121,621	$124,661	$127,777	$130,971
Advertising	$55,047	$56,423	$57,833	$59,278	$60,759
Repairs & Maintenance	$43,816	$44,911	$46,033	$47,183	$48,362
Interest	$164,884	$164,884	$164,884	$164,884	$164,884
Depreciation	$312,424	$312,424	$312,424	$312,424	$312,424
Event Expenses	$14,186	$14,540	$14,903	$15,275	$15,656
Tasting Room Supplies	$10,498	$14,710	$15,739	$16,525	$17,020
Education and Training	$14,415	$14,775	$15,144	$15,522	$15,910
Office Supplies	$25,562	$26,201	$26,856	$27,527	$28,215
Auto and Truck Expense	$7,242	$7,423	$7,608	$7,798	$7,992
Health Insurance	$9,364	$9,598	$9,837	$10,082	$10,334
Sales Tax	$106,790	$149,636	$160,110	$168,115	$173,158
Fuel	$15,115	$15,492	$15,879	$16,275	$16,681
Business Insurance	$16,614	$17,029	$17,454	$17,890	$18,337

Worker's Comp Insurance $50,215 $51,470 $52,756 $54,074 $55,425

Tools and Equipment $15,175 $15,175 $15,175 $15,175 $15,175

Travel $8,921 $8,921 $8,921 $8,921 $8,921

Legal and Professional Services $17,610 $18,050 $18,501 $18,963 $19,437

Equipment rental/lease $13,884 $13,884 $13,884 $13,884 $13,884

Utilities $18,547 $18,547 $18,547 $18,547 $18,547

Operating Profit $118,968 $329,335 $413,128 $473,790 $506,755

This information is provided by Flying Leap Vineyards & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Summary Overview of Flying Leap Vineyards & Distillery.pdf

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends December 2nd, 2022

Summary of Terms

Legal Business Name Flying Leap Vineyards, Inc.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.6%-1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Historical milestones

Flying Leap Vineyards & Distillery has been operating farming operations since April 2011, retail DTC ("Direct-to-Consumer") since February 2013, and wholesale sales of wine and distilled spirits since October 2018. In this time, we've achieved the following important milestones:

Opened five (5) Arizona retail locations. We have tasting rooms in Elgin (2), Tucson, Tubac and Prescott

Achieved revenue of $1.2 million in 2018, which then grew to $2.3 in 2021.

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Flying Leap Vineyards to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Flying Leap is an Alcohol Producer

We produce alcohol beverages, which carry their own unique market, legal and health-related risks. Flying Leap's sales of these beverage products is dependent upon specific licensing to do so, and these licenses are never assured, as they depend on the state legislature and local regulatory matters beyond the company's control. Selling alcohol beverages levies unique liabilities onto the business, such as dram liabilities. While Flying

Leap carries appropriate insurance to cover these risks, the liabilities are always present and can impact the business.

Limited Services

Flying Leap Vineyards operates with a very limited scope, offering only particular products & services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Flying Leap Vineyards & Distillery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Flying Leap Vineyards & Distillery's core business or the inability to compete successfully against other competitors could negatively affect Flying Leap Vineyards & Distillery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Flying Leap Vineyards & Distillery's management or vote on and/or influence any managerial decisions regarding Flying Leap Vineyards & Distillery. Furthermore, if the founders or other key personnel of Flying Leap Vineyards & Distillery were to leave Flying Leap Vineyards & Distillery or become unable to work, Flying Leap Vineyards & Distillery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Flying Leap Vineyards & Distillery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Flying Leap Vineyards & Distillery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Flying Leap Vineyards & Distillery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Flying Leap Vineyards & Distillery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Flying Leap Vineyards & Distillery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. In the event Flying Leap Vineyards & Distillery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Flying Leap Vineyards & Distillery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Flying Leap Vineyards & Distillery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Flying Leap Vineyards & Distillery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Flying Leap Vineyards & Distillery will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Flying Leap Vineyards & Distillery could incur an uninsured loss that could damage its business. Some examples of difficult risks are agriculture - our vineyards are at the mercy of highly variable weather, and an entire crop can be lost to meteorological occurrences such as hail and/or pestilence. Additionally, Flying Leap produces wines and spirits, which can spoil or be fouled through natural occurrences.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, and liquor laws could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business. Flying Leap is also subject to local, state and federal regulations related to the production, sale and distribution of alcohol, and as a craft producer Flying Leap operates within a narrow section of state law that is subject to change by state authorities or other acts of the legislature that are beyond the Company's control.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Flying Leap Vineyards & Distillery's management will coincide: you both want Flying Leap Vineyards & Distillery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Flying Leap Vineyards & Distillery to act conservative to make sure they are best equipped to repay the Note obligations, while Flying Leap Vineyards & Distillery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Flying Leap Vineyards & Distillery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Flying Leap Vineyards & Distillery or management), which is responsible for monitoring Flying Leap Vineyards & Distillery's compliance with the law. Flying Leap Vineyards & Distillery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Flying Leap Vineyards & Distillery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Flying Leap Vineyards & Distillery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Flying Leap Vineyards & Distillery, and the revenue of Flying Leap Vineyards & Distillery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Flying Leap Vineyards & Distillery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Flying Leap Vineyards & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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